UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          GULF EXPLORATION CONSULTANTS, INC.
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                                   (Name of Issuer)

                             Common Stock, $.01 Par Value
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                            (Title of Class of Securities)

                                      402275200
                             ---------------------------
                                    (CUSIP Number)

                             Copies of Communication To:


                               Osprey Investments, Inc.
                                One Independent Drive
                                      Suite 2201
                     Jacksonville, Florida 32202, (904) 358-2201
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               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                    July 10, 1996
                -----------------------------------------------------
               (Date of Event which Requires filing of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

               Check the following box if a fee is being paid with the statement.[X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                     SCHEDULE 13D

     CUSIP No. 402275200
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     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Osprey Investments, Inc.
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [   ]
                                                                       (b) [ X ]
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     3    SEC USE ONLY
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     4    SOURCE OF FUNDS*

          WC
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     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(E)                                   [   ]
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     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
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     NUMBER OF      7    SOLE VOTING POWER

     SHARES              438,040 shares
                   -----------------------------------------------
     BENEFICIALLY   8    SHARED VOTING POWER

     OWNED BY            -0-
                   -----------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER

     REPORTING           438,040 shares
                   -----------------------------------------------
     PERSON WITH    10   SHARED DISPOSITIVE POWER

                         -0-
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     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          438,040 shares
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     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [   ]
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     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22%
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     14   TYPE OF REPORTING PERSON*

          CO
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ITEM 1.   SECURITY AND ISSUER.
     ------    -------------------

               The title of the class of equity securities to which this
     Schedule 13D relates is common stock, $.01 par value (the "Common Stock"), of Gulf Exploration Consultants, Inc., a Delaware corporation ("GEC"), whose principal office in located at 10 Rockefeller Plaza, Suite 1012, New York, New York, 10020.

     ITEM 2.   IDENTITY AND BACKGROUND.
     ------    -----------------------

               This Schedule 13D is being filed by Osprey Investments, Inc., formerly known as DRM&S, Inc., a Florida corporation ("Osprey"). Osprey is in the private investment business. The capital stock of Osprey is held by Bruce Smathers, who is the sole director of Osprey, its President and Treasurer, and Daniel Murphy. Mr. Smathers' principal occupation is an attorney in the State of Florida. Mr. Murphy is principally engaged in the financial consulting business. The address of Osprey's principal business is One Independent Drive, Suite 2201, Jacksonville, Florida 32202.

               During the last five years neither Osprey nor its officers, directors nor any person controlling Osprey has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               During the last five years neither Osprey nor its officers, directors nor any person controlling Osprey has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     ------    -------------------------------------------------

               Effective July 10, 1996, pursuant to a Letter Agreement, dated December 22, 1995 (the "Letter Agreement"), among GEC, Minmet plc, Osprey and Dennis Mensch ("Mensch"), Osprey exchanged a GEC note, dated March 1995, in the principal amount of $100,000 (the "Note") plus accrued interest, for 438,040 shares of GEC Common Stock. Osprey's working capital was used to acquire the Note.

     ITEM 4.   PURPOSE OF TRANSACTION.
     ------    ----------------------

               Osprey has been informed that on June 17, 1996, after obtaining approval of its stockholders, GEC disposed of its interest in an operating subsidiary, ceased all business activity, effected a 1-for-50 reverse split of its Common Stock, reduced the authorized Common Stock to 10,000,000 shares, and authorized the restructuring of its outstanding loans as provided for in the Letter Agreement. Effective July 8, 1996, pursuant to the Letter Agreement, Mensch exchanged his Note, dated February 21, 1995, in the principal amount of $100,000, plus accrued interest, for 438,040 shares of GEC Common Stock.

               Management of GEC is seeking new business opportunities for GEC and ultimately to cause GEC, subject to stockholder approval, to serve as a vehicle to effect a merger, exchange of capital stock or other business combination with an operating company. The location and industry of such company have not been determined and GEC has not entered into negotiations with any other party regarding such a business combination.

               Pursuant to the Letter Agreement, Osprey is loaning $15,866 to GEC to cover certain outstanding professional fees owed by GEC and $5,000 for working capital purposes, of which $10,000 is presently being loaned and the balance of $10,866 would be advanced in five monthly installments commencing August 1, 1996, and will loan GEC an additional $5,000 as required in the future. GEC's repayment obligations to Osprey is evidenced by a Promissory Note due July 1997 in the principal amount of the aggregate of all amounts borrowed by GEC plus interest at 7%, and subject to mandatory prepayment upon the closing of a transaction referred to in the immediately preceding paragraph.

               None of the shares of GEC Common Stock held by Osprey are held as a member of a group and Osprey disclaims membership in any group.

               Except to the extent described above, Osprey has no plans or proposals which relate to or would result in a transaction specified in paragraphs (a) through (j) of Item 4 to Schedule 13D.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
     ------    ------------------------------------

                (a) Effective July 10, 1996, Osprey became the beneficial owner of 438,040 shares of Common Stock (the "Shares") upon the exchange of the Note, plus accrued interest, pursuant to the Letter Agreement.

               (b) Osprey possesses the sole power to vote and dispose of the Shares.

               (c) Osprey has not effected transactions in shares of GEC Common Stock during the sixty days prior to July 10, 1996 except for the acquisition of the Shares upon the exchange of the Note.

               (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares acquired by Osprey.

               (e)  Not applicable.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH
     ------    ------------------------------------------------------------
               RESPECT TO SECURITIES OF THE ISSUER.
               ------------------------------------

               None

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
     ------    --------------------------------

               The following are filed as Exhibits to this Schedule 13D:

     Exhibit 1 Letter Agreement, dated as of December 22, 1995, among GEC, Emerging Money Limited, Minmet plc, Osprey (formerly, DRM&S, Inc.) and Dennis Mensch.

     Exhibit 2 Letter Agreement dated July 10, 1996, between GEC and Osprey, together with form of new Note.

                                      SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                                        OSPREY INVESTMENTS, INC.



                                        By: /s/ Bruce A. Smathers
                                           -----------------------------
                                               Name:  Bruce Smathers
                                                  Title: President


     Dated:  July 10, 1996